SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	June	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release, dated June 3, 2008.

Document 1

For Immediate Release	June 3, 2008
RM: 8 – 08

Crystallex President and CEO to Resign; Board Appoints Interim CEO and President

TORONTO, ONTARIO, June 3, 2008 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) announced today that Mr. Gordon Thompson has submitted his resignation as Crystallex President and CEO in order to pursue personal interests. The Crystallex Board has appointed Robert Fung Executive Chairman and CEO and Mr. Robert Crombie as President both on an interim basis.

Mr. Fung has served on the Crystallex Board since 1996 and has been Chairman of the Company since 1998. Mr. Crombie joined the Company in 2002 and has served as Senior Vice President of Corporate Development since April, 2007.

“On behalf of the Company and Board of Directors, we would like to thank Gordon for his dedication to the Company, contributions, hard work and for his support,” said Robert Fung.

The Company is continuing its efforts to advance the Las Cristinas project which will create significant employment, healthcare facilities and sustainable development for all Venezuelans, especially for the surrounding communities.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	June 4, 2008	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer